Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2 Date of Material Change

The material changes occurred on August 5, 2008.

Item 3 News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on August 6, 2008.

Item 4 Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced that Messrs. Rob McEwen, Victor Lazarovici and Don Quick have been appointed to the board of directors filling the vacancies left by retiring board members Messrs. John J. (Jack) Crabb, Gary Craig and Ms. Bonnie Kuhn.

Item 5.1 Full Description of Material Change

The Corporation announced that Messrs. Rob McEwen, Victor Lazarovici and Don Quick have been appointed to the board of directors filling the vacancies left by retiring board members Messrs. John J. (Jack) Crabb, Gary Craig and Ms. Bonnie Kuhn. Please refer to the news release of the Corporation dated August 6, 2008 attached hereto as Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9 Date of Report

August 12, 2008

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ADDS ROB MCEWEN AND OTHER MINING

INDUSTRY EXECUTIVES TO ITS BOARD OF DIRECTORS

SPOKANE, WA—August 06, 2008—Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce that Mr. Rob McEwen, chairman and CEO of U.S. Gold (TSX and AMEX: UXG) will join the board of Minera Andes along with two other independent mining industry executives. Mr. McEwen holds approximately 24% of Minera Andes’ shares.

Allen V. Ambrose, president of Minera Andes said “I am pleased to welcome Rob McEwen, Victor Lazarovici and Don Quick to the Minera Andes’ board.” Mr. Victor Lazarovici, is a recently retired senior base metals and minerals analyst and Dr. Quick is a former director of Goldcorp Inc.”

The new board members replace retiring members Messrs. John J. “Jack” Crabb, Gary A. Craig and Ms. Bonnie Kuhn. Ms. Kuhn will continue as corporate secretary and legal counsel for Minera Andes.

Mr. Ambrose said “I am very grateful to these long-time board members whose expertise guided Minera Andes from an early-stage exploration company to an emerging gold/silver production company with excellent prospects for growth.”

Mr. McEwen is a recipient of the Order of Canada, Canada’s highest civilian honor. A leading Canadian mining industry entrepreneur, with active exploration underway in Nevada and Mexico, Mr. McEwen was the founder, former chairman and CEO of Goldcorp Inc., which he built from an investment company with a $50 million market capitalization to one of the largest gold-mining companies in the world with an $8 billion market capitalization by the time he retired from the company. His achievements in natural resources have been recognized with such honors as the Northern Miner’s Man of the Year Award; Ernst & Young’s Ontario Entrepreneur of the Year in the Energy Category; and the Developer of the Year Award from the Prospectors and Developers Association of Canada.

Mr. Lazarovici was managing director and senior base metals and minerals analyst for BMO Capital Markets in New York for ten years. He has more than 20 years experience as a highly ranked global metals and mining analyst, including five years at Smith Barney in New York, and prior broad experience in the corporate and investment management sectors. While at BMO and Smith Barney, Mr. Lazarovici consistently achieved top analyst rankings among U.S. and Canadian institutional investors. At BMO, he was the only analyst to achieve top ranking in both U.S. and Canadian surveys. At BMO and Smith Barney Mr. Lazarovici was recognized for “stock picking” and earnings accuracy by Wall Street Journal and Forbes.com.

Dr. Quick, a private investor, served as a Goldcorp director from 2000 to 2006, and previously was a director of CSA Management, which he helped to successfully merge with Goldcorp in 2000. As a director of Goldcorp, he was involved with three successful mining industry mergers including Goldcorp’s $2.6 billion merger with Wheaton River; the combined Goldcorp/Barrick Gold Corp. acquisition of Placer Dome Inc.; and the $8.6 billion merger of Glamis Gold Inc. into Goldcorp. The latter two transactions were the largest gold mining deals in Canadian history.

Mr. Ambrose said “I look forward to the contributions of these new, highly experienced board members as Minera Andes grows, diversifies into copper and uses its ongoing income to create new asset value and market awareness.”

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, president and director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations—Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: August 12, 2008